Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE August 1, 2013

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

CANADIAN ZINC ANNOUNCES C$4 MILLION BOUGHT DEAL FLOW-THROUGH PRIVATE PLACEMENT

Vancouver, British Columbia, August 1, 2013 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to announce that it has entered into an agreement with Canaccord Genuity Corp. (“Canaccord”), pursuant to which Canaccord has agreed to purchase as underwriter for resale 6,460,000 flow-through common shares (the “FT Shares”) of the Company at a price of C$0.62 per FT Share (the “FT Share Price”) through a private placement for aggregate gross proceeds of C$4,005,200 (the “Offering”).

The net proceeds of the Offering will be used to incur eligible Canadian Exploration Expenses and flow-through mining expenditures, as defined under the Income Tax Act (Canada), that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2013. The funds are intended to be used to explore and advance the Company’s projects, which include the Prairie Creek Mine in the Northwest Territories as well as the South Tally Pond property in Newfoundland.

The FT Shares will be offered by way of the “accredited investor” and “minimum amount” exemptions under National Instrument 45-106 in British Columbia, Alberta and Ontario (the “Canadian Selling Jurisdictions”).

The Offering is subject to the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”). The FT Shares will be subject to resale restrictions for a period of four months and one day from the closing date of the Offering under applicable securities legislation.

The Offering is scheduled to close on or about August 20, 2013, or such other date as may be agreed with Canaccord.

The FT Shares will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”), as amended, or any applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S regulated under the 1933 Act, absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer of securities for sale in the United States or to U.S. persons.

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged zinc-lead-silver property, located in the Northwest Territories in Canada. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of the required infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 metre airstrip.

Canadian Zinc also holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, where a successful drilling program was carried out in winter 2013.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com                                                                           Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information:

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.